Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD. 7 GOLDA MEIR ST., WEIZMANN SCIENCE PARK NESS ZIONA, 7403650, ISRAEL
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V28866-S82722 KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

SOL-GEL TECHNOLOGIES LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

1.
To approve the re-election of Mr. Ran Gottfried and election of Mr. Yuval Yanai as external directors of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law.

	Nominees:		For	Against	Abstain			For	Against	Abstain

	1a.	Mr. Ran Gottfried	☐	☐	☐	2.
To approve the cash compensation and the grant of options to purchase ordinary shares of the Company to each of our external directors and other independent directors in accordance with the requirements of the Companies Law.

								☐	☐	☐

			Yes	No
1aa
Are you a controlling shareholder (as defined in the Companies Law) or do you have a personal interest (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) in approval of proposal 1a above? Response required for vote to be counted.
								Yes	No
			☐	☐
2a.
Are you a controlling shareholder (as defined in the Companies Law) or do you have a personal interest (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) in approval of proposal 2 above? Response required for vote to be counted.
								☐	☐
			For	Against	Abstain

	1b.	Mr. Yuval Yanai	☐	☐	☐

1bb
Are you a controlling shareholder (as defined in the Companies Law) or do you have a personal interest (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) in approval of proposal 1b above? Response required for vote to be counted.
			Yes	No

			☐	☐

			Yes	No

Please indicate if you plan to attend this meeting.			☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V28867-S82722

SOL-GEL TECHNOLOGIES LTD.
Proxy for Special Meeting of Shareholders
on February 28, 2024
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Gilad Mamlok, and Adv. Tami Fishman Jutkowitz and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Special Meeting of Shareholders of Sol-Gel Technologies Ltd., to be held at9:00 AM (Eastern Standard Time (4:00 p.m. Israel time)) on February 28, 2024 at the offices of Latham & Watkins,1271 Avenue of the Americas, Floor 34, New York, NY 10020, and at any adjournments or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side